

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2023

Muhunthan Canagasooryam
Chief Executive Officer
Duo World, Inc.
No. 6, Charles Terrace
Off Alfred Place
Colombo 03, Sri Lanka

      Re: Duo World, Inc.
          Form 8-K
          Filed August 16, 2023
          File No. 000-55698

Dear Muhunthan Canagasooryam:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Technology